DESERT MINING, INC.

4328 Hwy. 66

Longmont, CO 80504

April 9, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Desert Mining, Inc.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Filed July 25, 2006

File No. 000-32123

Dear Ms. Jenkins:

We are in receipt of your comment letter dated March 29, 2007 regarding the above referenced filing. This correspondence is to request an extension of time to reply to your comments. We request an additional 45 days to respond to your comments due to our auditor being out of town and the length of time we believe it will take to adequately respond and prepare the appropriate amended reports. We anticipate filing our amended reports and response to your comments on or about May 15, 2007.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

DESERT MINING, INC.

/s/ Randall B.Anderson

Randall B. Anderson

Chief Executive Officer